Shelley A. Barber  SBarber@velaw.com
Tel +1.212.237.0022  Fax +1.917.849.5353

December 17, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	Cloud Peak Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 001-34547

Dear Ms. Jenkins:

On behalf of our client, Cloud Peak Energy Inc. (“Cloud Peak Energy”), we hereby acknowledge receipt of comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 16, 2014, relating to Cloud Peak Energy’s Form 10-K for the fiscal year ended December 31, 2013 (the “Comment Letter”).

We are working with Cloud Peak Energy to prepare a response to the Comment Letter and furnish the requested information to the Staff.  In light of the upcoming holidays and commitments of the senior staff of Cloud Peak Energy, whose input is essential in preparing a response to the Comment Letter, Cloud Peak Energy will be delayed in furnishing its response to the Staff.  Cloud Peak Energy respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments.  Cloud Peak Energy expects to file all responses to and furnish all information required by the Comment Letter no later than Monday, January 12, 2015.

Very truly yours,

/s/ Shelley A. Barber

Shelley A. Barber

Vinson & Elkins LLP Attorneys at Law	666 Fifth Avenue, 26th Floor
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